January 26, 2026

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

       Re: Viant Technology Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Response dated January 9, 2026
           File No. 001-40015
Dear Tim Vanderhook:

       We have reviewed your January 9, 2026 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 45

1. Please tell us your consideration to provide a quantified discussion of total advertiser spend. In this regard, on page 47 you state that you evaluate customers' usage of your platform and assess your market penetration and scale based on changes in revenue, contribution ex-TAC and advertiser spend.
 January 26, 2026
Page 2

       Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology